Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rhinogram, Inc
6820 Lee Highway
Chattanooga, TN 37421
https://www.rhinogram.com/

Up to $1,069,967.48 in Non-Voting Common Stock at $11.47
Minimum Target Amount: $9,990.37

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rhinogram, Inc
Address: 6820 Lee Highway, Chattanooga, TN 37421
State of Incorporation: DE
Date Incorporated: April 30, 2022

Terms:

Equity

Offering Minimum: $9,990.37 | 871 shares of Non-Voting Common Stock
Offering Maximum: $1,069,967.48 | 93,284 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $11.47
Minimum Investment Amount (per investor): $252.34

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus (Audience Based Perk):

Selected Rhinogram investors will receive 10% bonus shares.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

<u>Amount-Based:</u>

$1,000+

Tier 1

Invest $1,000 to receive 1% bonus shares

$5,000+

Tier 2

Invest $5,000 to receive 2% bonus shares

$10,000+

Tier 3

Invest $10,000 to receive 5% bonus shares

$25,000+

Tier 4

Invest $25,000 to receive 10% bonus shares + Access to Rhinogram's Investors Club

$50,000+

Tier 5

Invest $50,000 to receive 15% bonus shares + Access to Rhinogram's Investors Club + Invitation to In-Person 7th Annual Meeting with Executives

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Rhinogram, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $11.47 per share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares of Non-Voting Common Stock for $1,147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

The Company ("Rhinogram" or the "Company") is an all-in-one cloud-based HIPAA-compliant virtual care platform that connects patients with healthcare providers. Rhinogram gives patients the ability to compliantly SMS/MMS text their provider without having to download an app or log in to a portal. We believe Rhinogram is the category king of comprehensive collaborative patient-initiated SMS/MMS compliant texting. Patients get the convenience to communicate with their provider's office how they want, while the providers receive the compliance they need. Rhinogram's target market is all of healthcare, as 50 of the 125 healthcare specialties are using Rhinogram today. These specialties range in size from enterprise hospital systems to individual provider practice. Our sales model is a B2B SaaS model with one to three-year annual contracts.

The Company's Intellectual Property ("IP")

The Company has been assigned two utility patents granted by the USPTO in 2021. The patents cover technology used by the Company's business operations.

Corporate Structure History

The Company was originally formed on July 2, 2015, as a Tennessee limited liability company. The Company converted to a Delaware corporation and its certificate of incorporation became effective April 30, 2022

Competitors and Industry

Industry

Software as a service (SaaS) is one of the fastest-growing segments in the IT industry. Using a remote cloud network and generating revenue on a subscription basis are becoming popular for many companies because of their flexibility and affordability.

The COVID pandemic created a need for more remote businesses than ever before. The need for SaaS is expected to increase in the future.

Gartner forecasts spending on cloud services to reach $396 billion in 2021—and grow 22% to $482 billion in 2022.

"The economic, organizational, and societal impact of the pandemic will continue to serve as a catalyst for digital innovation and adoption of cloud services," said Henrique Cecci, senior research director at Gartner. "This is especially true for use cases such as collaboration, remote work, and new digital services to support a hybrid workforce."

Source: "The State of SaaS in 2022: Growth Trends & Statistics" by Laura Shiff, Chrissy Kidd: https://www.bmc.com/blogs/saas-growth-trends/

Additionally, the Cloud Application Services (SaaS) Section of the total Public Cloud Services Spending is forecasted to continue growing:

2020 - $121 Billion

2021 - $146 Billion

2022 - $172 Billion

Source: Gartner (August 2021): https://www.gartner.com/en/newsroom/press-releases/2021-08-02-gartner-says-four-trends-are-shaping-the-future-of-public-cloud

Competitors

In the patient-initiated collaborative SMS/MMS texting space, as far as we are aware, there is no other company to date focused on this. However, in the doctor-initiated outbound space and in the video visit space, there are a number of competitors. Being that we are an all-in-one platform, we also have doctor-initiated outbound and video visit capabilities equal to these numerous companies. The current dominant players are Well, eVisit, OhMD, and in the video space, Doxy, BrightMD, and SnapMD. Our uniqueness lies in our ability to give patients their preferred way of communicating and give the providers a very easy, compliant platform to manage all inbound texts.

Highlights of major competitors:

Weave - $33MM in sales, $226MM in assets, primary owner - Tiger Global Mgmt, 2022

SolutionReach – $40MM in sales, Summit Partners only investor, 2012

Sesame – $47MM raised - Giant Ventures and Coefficient capital primary investors, 2018 - 2022

OhMD – raised $4.4MM, four primary investors. Three of which are Senior Management: Ethan and Nate Bechtel, as founders, and Junil Chon, founder and CTO, 2014 - 2022

Sources:

Weave - https://investors.getweave.com/financial-information/sec-filings

SolutionReach –

https://www.crunchbase.com/organization/solutionreach/company_financials

Sesame – https://www.crunchbase.com/organization/sesame-993d/company_financials

OhMD – https://www.cbinsights.com/company/ohmd/financials

Current Stage and Roadmap

Current Stage

Rhinogram has been commercialized in the healthcare market since the end of March 2017. Revenues have grown every year since 2017. In 2021 we grew 32.9%, as our number one way of gaining new clients was trade shows, which we were unable to attend from March 2020 through March 2022, due to Covid. We delivered six new features and/or enhancements to features in 2021 that are expected to allow us to upsell our existing user base. We hope to see $500k to $1 million in additional ARR throughout 2022 from expanded relationships and features.

Roadmap

Our entire 2022 product focus is all on automations and more seamless integrations. We plan to add Natural Language Translation, AI, and machine learning to our platform in 2022, to further automate the workflows for a practice and continue on our mission to take away as much unnecessary work from a practice as possible. We also plan to roll out a new pricing model by Q3 of 2022 which is designed to define a number of texts based on annual patient visits. We fully believe this will allow us the ability to sell different product and features packages with the ability to charge fees based on usage levels as well as for customers that exceed their usage levels. This future pricing model change is expected to increase our revenues from existing customers as well as increase future per client ARR. This pricing model will be phased in over a one- to two-year time frame.

The Team

Officers and Directors

Name: Dr. Keith Dressler

Dr. Keith Dressler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chairman, CEO, and a Director
  Dates of Service: July 15, 2015 - Present
  Responsibilities: Managing all material matters of the company. Overseeing all the day to day activities, meeting with the management team weekly, meeting with product and engineering every other week, meeting with sales and operations weekly, writing a quarterly investor update, constantly looking for

partnerships and relationships to drive revenues, submitting patents, personally funding the company to prevent dilution to the investor group. Has a salary of $175,000 per year. 50 hours/week is spent on Rhinogram.

Other business experience in the past three years:

- **Employer:** Dr. Keith Dressler DDS< MSD
  Title: Orthodontist
  Dates of Service: March 01, 1986 - Present
  Responsibilities: Straightening teeth. Works approximately 6 hours per week in this capacity.

Name: Wayne Clay

Wayne Clay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: July 02, 2015 - Present
  Responsibilities: Executes all board of director governance

- **Position:** Controller/HR
  Dates of Service: July 02, 2015 - Present
  Responsibilities: Accounting/Shareholder liaison role and human resources duties. Has a salary of $150,000 per year.

Name: Stanley Dressler

Stanley Dressler's current primary role is with Retired Physician. Stanley Dressler currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 12, 0017 - Present
  Responsibilities: Advisory

Name: Austin Roberts

Austin Roberts's current primary role is with Dr. Austin Roberts. Austin Roberts currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member

Dates of Service: March 12, 0017 - Present
Responsibilities: Advisory

Other business experience in the past three years:

- **Employer:** Dr. Austin Roberts
  Title: Dentist
  Dates of Service: June 01, 2011 - Present
  Responsibilities: Founder

Name: John Holden

John Holden's current primary role is with Pioneer/Mariner Finance Company. John Holden currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Advisory

Other business experience in the past three years:

- **Employer:** Pioneer/Mariner Finance Company
  Title: Founder/Chairman
  Dates of Service: April 15, 1974 - Present
  Responsibilities: Chairman

Name: Yan Kaika

Yan Kaika's current primary role is with Dr. Yan Kalika. Yan Kaika currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Advisory

Other business experience in the past three years:

- **Employer:** Dr. Yan Kalika
  Title: Orthodontist
  Dates of Service: June 01, 1998 - Present
  Responsibilities: Owner Operator

Name: Andrew Carruth

Andrew Carruth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Finance Manager
  Dates of Service: December 02, 2019 - Present
  Responsibilities: Financial Planning and Analysis

Other business experience in the past three years:

- **Employer:** Blue Cross Blue Shield Of Tennessee
  Title: Senior Financial Analyst
  Dates of Service: July 17, 2018 - January 27, 2022
  Responsibilities: Strategic Planning (Budget and Forecasts)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products

and services, that customers think they are a better option than competing products or services, or that we will be able to provide the products and services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your ability to transfer the securities from the offering is also limited by the Company's Stockholder agreement.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing healthcare technology products and services. Our revenues are therefore dependent upon the market for healthcare technology products and services.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage with respect to certain new product features. Delays or cost overruns in the development of our new product features and failure of the new product features to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You trust in the management's discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you could lose everything. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if it can't raise such funds, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than before. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Rhinogram was formed on 05/01/2022 and was previously Rhinogram, LLC which was formed on 07/02/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Rhinogram has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a limited history with 500 plus customers. If you are investing in the Company, it’s because you think that the Company's business is a good idea, that the team will be able to successfully market, and sell the product and services, that we can price them right, and with sufficient sales so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
We believe that one of the Company's most valuable assets is its intellectual properties. The Company owns several trademarks, copyrights, Internet domain names, trade secrets, and 2 patents with 3 additional patent pending applications. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such protections may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the companies that utilize our platform. Further, any significant disruption with respect to the Company's services or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our systems could harm our reputation and materially negatively impact our financial condition and business.

We are competing again other healthcare providers.
Although we are a unique company that caters to a select market, we do compete against other healthcare technology providers. Our business growth depends on the market interest in the Company over other healthcare technology providers.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
DALK Enterprises, LLC (50% Dr. Keith Dressler, 50% Laura Dressler)	1,652,569	Voting Common Stock	31.59%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed Preferred Stock, and Series Seed-KD Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 93,284 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 7,500,000 with a total of 4,558,145 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

The voting, dividend, and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of Series Seed Preferred Stock and Series-KD Preferred Stock.

Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering

Memorandum for further information.

The voting, dividend, and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of Series Seed Preferred Stock and Series-KD Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 672,442 with a total of 672,441 outstanding.

Voting Rights

Series Seed Preferred Stock with the Series Seed-KD Preferred Stock will vote together as a single class on an as-converted basis and not as a separate class.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distributions or payments are made to holders of shares of Series Seed-KD Preferred Stock or holders of shares of Common Stock and Non-Voting Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, an amount per share equal to the Series Seed Original Issue Price, minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed-KD Preference Amount"). If upon any such liquidation, dissolution or winding up of the distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed Original Issue Price" shall mean $11.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

Series Seed-KD Preferred Stock

The amount of security authorized is 250 with a total of 250 outstanding.

Voting Rights

Series Seed-KD Preferred Stock with the Series Seed Preferred Stock will vote together as a single class on an as-converted basis and not as a separate class.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

Preferential Payments to Holders of Series Seed-KD Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distributions or payments are made to holders of shares of Common Stock and Non-Voting Common Stock, but after distributions have b been made to holders of shares of Series Seed Preferred Stock in the Series Seed Preference Amount, the holders of shares of Series Seed-KD Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series Seed-KD Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, an amount per share equal to the Series Seed-KD Original IssuePrice, minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed-KD Preference Amount"). If upon any such liquidation, dissolution or winding up of the distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-KD Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series Seed-KD Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed-KD Original Issue Price" shall mean $1,000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. Upon the payment of the Series Seed-KD Preference amount in full, the Series Seed-KD Stock shall be deemed to be automatically redeemed by the Company with no further action required by the Company.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a

company will be diluted if the the company issues additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a company with more shareholders. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $4,405,217.50
  Number of Securities Sold: 541,054
  Use of proceeds: working capital
  Date: January 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,708,750.00
  Number of Securities Sold: 672,441
  Use of proceeds: working capital
  Date: October 08, 2017

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue

Revenue for fiscal year 2021 was $1,796,794, increased $450,556 above year 2020 revenue of $1,346,238. Sales continue to climb in spite of the covid era, when tradeshows were discontinued. Rhinogram had to adjust to changing market.

Cost of Goods Sold (COGS)

COGS decreased from 64% of total income in 2020 to 60% in 2021, but increased in absolute terms by $210,262 from 2020 to 2021. This improved performance was caused by an increase in sales and reduced expenses. Rhinogram believes its COGS % will continue to decrease due to infrastructure and development costs that are sunk and are sufficient for growth without needing to increase fixed costs.

Gross margins

2021 gross profit increased by $240,294 over 2020 gross profit and gross margins. This improved performance was caused by an increase in sales and reduced expenses.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. In 2021 Rhinogram dramatically cut expenses in all non-essential expenses to reduce the burn rate.

Historical results and cash flows:

Rhinogram intends to follow its current plan and position itself for future growth.

We plan on increasing our marketing and sales efforts to grow revenues,

Rhinogram's most significant expense has always been it's investment in its employees. For the most part its engineers that create products its products, integrations, automation, and developments that increase with its deliverables.

Rhinogram experiences a very low churn (below 2%) and our very high customer satisfaction rate which is above 95%

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has $1 million available under a line of credit made available by Keith Dressler.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to allow us to advance the functionality of our platform so that it decreases barriers to sales and enables a much-reduced sales cycle.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the company, if we raise the maximum this will comprise around 50% of available capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we can operate for 3 months with our current number of employees and expense structure. We can at any time reduce our number of employees to where expenses are less than revenues received.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we can operate for 6-9 months or longer depending on the speed of the existing sales that are in the pipeline.

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research, and development expenses. Rhinogram will be able to use some funding on variable costs for revenue growth. Therefore the more funding, the more we can use to increase our growth. The amount of investment will help determine how quickly Rhinogram achieves its revenue growth goals.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We can look toward future capital offerings or additional capital from the founder.

Indebtedness

- **Creditor:** DALK
  Amount Owed: $8,512,170.86
  Interest Rate: 1.0%
  Maturity Date: June 10, 2035
  maturity is open ended

- **Creditor:** Johnny Holden
  Amount Owed: $950,000.00
  Interest Rate: 16.0%
  Maturity Date: February 17, 2035
  maturity is open ended

- **Creditor:** First Bank
  Amount Owed: $4,499,162.67
  Interest Rate: 6.0%
  Maturity Date: May 14, 2023

- **Creditor:** BankSouth
  Amount Owed: $490,755.88
  Interest Rate: 4.0%
  Maturity Date: January 17, 2024

- **Creditor:** DAR
  Amount Owed: $500,000.00
  Interest Rate: 8.0%
  Maturity Date: January 09, 2035
  Compounded quarterly - maturity is open ended

- **Creditor:** SBA - EIDL

Amount Owed: $149,169.00
Interest Rate: 3.75%
Maturity Date: May 20, 2030

- **Creditor:** KBD2022
  Amount Owed: $3,295,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2035
  maturity is open ended

Related Party Transactions

- **Name of Entity:** Keith Dressler
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Has given Rhinogram a $3.5 million LOC at 0% interest with no maturity date.
  Material Terms: $3.5 million LOC at 0% interest with no maturity date.

- **Name of Entity:** DALK Enterprises, LLC
  Names of 20% owners: Keith and Laura Lea Dressler
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Line of Credit
  Material Terms: Approximately a little over an $8.5 million LOC at 1% with no maturity date

- **Name of Entity:** Austin Roberts
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Line of Credit
  Material Terms: $500,000 Line of credit at 8% compounded with no maturity date

- **Name of Entity:** Johnny W. Holden, Jr.
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Line of Credit
  Material Terms: $1 million LOC at 16% simple interest with no maturity date.

Valuation

Pre-Money Valuation: $59,997,688.92

Valuation Details:

Opening Statement

Our pre-money valuation assumes that the opportunity, total addressable market, and the makeup of the founders and team can achieve the goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

SaaS solutions are among the fastest-growing segments in the IT industry. Working on a subscription basis and centrally located on a remote cloud network, software as a service (SaaS) models are becoming the go-to for many organizations for a variety of reasons, including flexibility and affordability.

Of course, with the pandemic necessitating more remote work than ever, the need for SaaS will only increase.

“Organizations are advancing their timelines on digital business initiatives and moving rapidly to the cloud in an effort to modernize environments, improve system reliability, support hybrid work models and address other new realities compelled by the pandemic,” said Brandon Medford, senior principal analyst at Gartner

In fact, Gartner forecasts end-user spending on public cloud services to reach $396 billion in 2021—and grow 21.7% to reach $482 billion in 2022.

“The economic, organizational and societal impact of the pandemic will continue to serve as a catalyst for digital innovation and adoption of cloud services,” said Henrique Cecci, senior research director at Gartner. “This is especially true for use cases such as collaboration, remote work and new digital services to support a hybrid workforce.”

Source: “The State of SaaS in 2022: Growth Trends & Statistics” by Laura Shiff, Chrissy Kidd: https://www.bmc.com/blogs/saas-growth-trends/

Source: Gartner (August 2021): https://www.gartner.com/en/newsroom/press-releases/2021-08-02-gartner-says-four-trends-are-shaping-the-future-of-public-cloud

Competitor Companies

Highlights of major competitors:

Weave - $33MM in sales, $226MM in assets, primary owner - Tiger Global Mgmt (2022)

OhMD – raised $4.4MM, four primary investors. Three of which are Senior Management: Ethan and Nate Bechtel, founders, Junil Chon, founder and CTO (2014 - 2022)

SolutionReach – $40MM in sales, Summit Partners only investor (2012)

Sesame – $47MM raised - Giant Ventures and Coefficient capital primary investors (2018 - 2022)

Rhinogram is relatively small compared to three of our major competitors, we do not feel they offer as robust a product line nor are they as advanced technologically.

Information obtained from the following:

Weave – https://investors.getweave.com/financial-information/sec-filings

OhMD – https://www.cbinsights.com/company/ohmd/financials

SolutionReach – https://www.crunchbase.com/organization/solutionreach/company_financials

Sesame – https://www.crunchbase.com/organization/sesame-993d/company_financials

The Value of the Company's Assets

Rhinogram does not have a lot of physical assets, but that is because we have become a remote company without needing office space. Therefore, we do not have lease obligations or a need for office assets tying up our working capital. Our physical assets are primarily for trade shows and computer equipment for employees.

Rhinogram's investment in superior technology allows many different secure options for clients such as RhinoPay, RhinoVideo, RhinoForms, and RhinoCalls, as well as patent-protected select technologies, which are valuable intangible assets.

Management's Prior Achievements & Success

Dr. Keith Dressler Is Rhinogram's founder, chairman, and CEO. He is incredibly well-versed and experienced in the medical and dental space. He comes from a multi-generational physician family and is a practicing orthodontist of 30 years. He is an avid healthcare entrepreneur who has founded and grown 2 previous healthcare IT companies that had very successful exits. His first company was Elite Physician Services, a national medical patient finance company, that became the Citi Health Card in 2003.

His second company. Orthobanc, Inc., a cloud-based automated accounts receivable platform which served over 4000 plus healthcare providers was successfully sold to AKKR.

Dr. Dressler has extensive experience in rounding, building, and successfully exiting healthcare IT companies. Rhinogram Is Dr. Dressler's third healthcare IT company.

Business Partnerships & Relationships

Rhinogram has marketplace partnerships with Epic & Athena. We have a reseller agreement/partnership with TOPS, Dynaflex, Panda Health and other groups. Rhinogram will continue to grow these and strategically add others to increase our contracted ARR.

Rhinogram has a distinguished Medical and Dental/Oral Advisory Board.

Rhinogram is building on relationships with large medical providers/systems

Rhinogram is introducing its product to four initial clinical locations with 26 locations to follow.

After implementing all clinical locations, Rhinogram will have the usage statistics to demonstrate to the larger medical providers (i.e., hospitals) within this same medical corporation, Rhinogram's value propositions of increased efficiencies, improved patient/staff experience, and increased patient acquisitions.

Rhinogram will be fully implemented in the clinics and believes will meet with the larger system business leaders in the 1st quarter of 2023.

Once Rhinogram is implemented and working in health systems, Rhinogram will prove the ROI of the value proposition and will be able to move into accounts of this type more easily.

Conclusion

Based on our analysis of the above factors, we believe that the pre-money valuation of $59,994,821.42 is both reasonable and accurate.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.37 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Admin Fees*
  94.5%
  StartEngine Admin Fees to be taken on first disbursement

If we raise the over allotment amount of $1,069,967.48, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  20.0%
  develop the platform and product

- *Working Capital*
  74.5%
  Rhinogram will use these funds for employee salaries, R&D, sales expenses (including travel) and marketing expenses (trade shows and travel).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rhinogram.com/ (TBD).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/rhinogram

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rhinogram, Inc

[See attached]

Rhinogram, LLC. (the "Company") a Tennessee Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rhinogram, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 12, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	86,086	136,884
Total Current Assets	86,086	136,884
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	118,390	147,543
Intangible Assets: net of Accumulated Amortization	2,905,613	4,200,513
Security Deposits	2,190	2,190
Total Non-Current Assets	3,026,192	4,350,245
TOTAL ASSETS	3,112,278	4,487,129
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	31,403	64,813
Accrued Interest	478,150	287,267
Notes Payable	2,100,000	2,100,000
Line of Credit	13,689,919	9,832,919
Short Term Debt	-	105,000
Payroll Liabilities	-	5,151
SBA Loans	149,169	710,220
Accrued Interest	696,559	544,559
Loans Payable - Related Party	200,000	-
Other Liabilities	-	2,572
Total Current Liabilities	17,345,200	13,652,501
TOTAL LIABILITIES	17,345,200	13,652,501
EQUITY		
Partner's Capital	11,720,445	11,300,443
Accumulated Deficit	(25,953,367)	(20,465,815)
Total Equity	(14,232,922)	(9,165,371)
TOTAL LIABILITIES AND EQUITY	3,112,278	4,487,129

Statement of Operations		
	Year Ended December 31,	
	2021	2020
Revenue	1,796,794	1,346,238
Cost of Revenue	1,072,344	862,082
Gross Profit	724,450	484,156
Operating Expenses		
Advertising and Marketing	954,706	1,023,169
General and Administrative	3,653,538	4,717,623
Rent and Lease	27,621	152,284
Depreciation	34,857	42,376
Amortization	1,294,900	1,294,900
Total Operating Expenses	5,965,621	7,230,352
Operating Income (loss)	(5,241,171)	(6,746,196)
Other Income		
Interest Income	62	73
Other	3,097	402
Total Other Income	3,158	474
Other Expense		
Interest Expense	375,572	310,600
Other	2,500	3,630
Total Other Expense	378,072	314,230
Provision for Income Tax	-	-
Net Income (loss)	(5,616,085)	(7,059,952)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(5,616,085)	(7,059,952)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	34,857	42,376
Amortization	1,294,900	1,294,900
Accounts Payable	(33,410)	
Payroll Liabilities	(7,723)	
Accrued Interest	342,883	
Other	(23,194)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,608,312	1,337,276
Net Cash provided by (used in) Operating Activities	(4,007,772)	(5,722,676)
INVESTING ACTIVITIES		
Booth	5,704	
Net Cash provided by (used by) Investing Activities	5,704	-
FINANCING ACTIVITIES		
Issuance of Shares		
Line of Credit	3,857,000	
Loans Payable	94,269	
Net Cash provided by (used in) Financing Activities	3,951,269	-
Cash at the beginning of period	136,884	5,859,560
Net Cash increase (decrease) for period	(50,799)	(5,722,676)
Cash at end of period	86,085	136,884

Statement of Changes in Member Equity

	Common Shares		Preferred Shares			
	$ Amount	**# of shares**	**$ Amount**	**# of shares**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 12/31/19	9,460,215	4,469,405	-	672,441	(13,405,863)	(3,945,648)
Sales of Stock	1,840,230	254,900	-	-		1,840,230
Net Loss	-	-	-	-	(7,059,952)	(7,059,952)
Ending Balance 12/31/2020	11,300,445	4,724,305		672,441	(20,465,815)	(9,165,370)
Sales of Stock	420,000	70,000	-	-	-	420,000
Additional Paid in Capital	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	128,533	128,533
Net Loss	-	-	-	-	(5,616,085)	(5,616,085)
Ending Balance 12/31/2021	11,720,445	4,794,305		672,441	(25,953,367)	(14,232,922)

Rhinogram, LLC.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Rhinogram is an all-in-one cloud-based HIPAA-compliant virtual care platform that connects patients with healthcare providers. Rhinogram gives patients the ability to compliantly SMS/MMS text their provider without having to download an app or log in to a portal. We believe Rhinogram is the category king of comprehensive collaborative patient-initiated SMS/MMS compliant texting. Patients get the convenience to communicate with their provider's office how they want, while the providers receive the compliance they need. Rhinogram's target market is all of healthcare, as 50 of the 125 healthcare specialties are using Rhinogram today. These specialties range in size from enterprise hospital systems to the individual provider practice. Our sales model is a B2B SaaS model with one to three year annual contracts.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Rhinogram's primary performance obligation is the implementation of, and training for, Rhinogram's cloud-based platform. Customer payments begin once implementation and training are completed by Rhinogram. At this point, the clients start using Rhinogram's services (reminder texts, video, forms, etc.) Contracts are one to three years paid either annually or monthly generally by credit charge or bank draft, currently, the payments are fixed based on services contracted. There are no variable costs. Although, management is considering new pricing models that would be variable based on usage. Clients are obligated to pay for the entire contract balance but generally are allowed to negotiate a buyout if canceled. "Returns" are not applicable to Rhinogram.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Furnishings	7	28,000	22,548	-	5,452
Tradeshow Booth	7	148,123	77,052	-	71,071
Computers	5	72,908	71,304	-	1,603
Motion Design Piece	7	8,250	5,009	-	3,241
Website	36	43,581	6,558		37,023
Grand Total	**-**	**257,280**	**182,471**	-	**118,390**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Board shall have the authority to establish Profits Interests through the adoption of an equity incentive plan or such other action necessary to grant Profits Interests (which may be a new series or class of Membership Units) in the Company to certain current and prospective Directors, Officers Members, employees, advisors and other key service-providers of the Company. Such equity incentive plan may initially establish Profits Interests, in the aggregate, not to exceed ten percent (10%) of the Percentage Interests of the Company outstanding as of the date of this Agreement. Any such Profits Interests may be issued pursuant to a separate agreement, which may provide, among other things, that such Profits Interests shall have a vesting period and may be terminated by the Company for cause or other reasons any time prior to the expiration of such vesting period; provided further, that any such Profits Interests shall have restrictions on resale or other transfers of interests that are at least as restrictive as those applicable to the Members. Such Profits Interests may be non-voting, and the recipients of such Profits Interests shall not necessarily be required to contribute any cash or other property to the Company in exchange for such interests. Members (unless in their capacity as employees, Directors or Officers) will not have a right to acquire any form of Profits Interests reserved for issuance to the Company's Directors, Officers, employees, consultants, advisors or other Persons performing services for the Company.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See "Note 7 – Subsequent events".

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

During the year ended December 31st, 2021, the Company entered into a lease agreement for Mac Computers. The lease's duration is 2 years with monthly payments of 2,582.

Lease Maturities 5 Years Subsequent to 2021

Year	Amount
2022	30,992.76
2023	15,496.38
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

Lines of Credit –

In January 2017, the Company entered into a Line of Credit for $500,000 with an interest rate of 4% variable and renewable annually. This LOC is secured by a bank account owned by Dr. Dressler. Interest is paid monthly, there are no monthly payments required. The balance of this LOC was $490,755 on December 31, 2020, and 2021, respectively.

In March 2018, the Company entered into a Line of Credit for $5,000,000 with an interest rate of 5% maturing in March 2021, renewable annually after. This LOC is secured by the financial worthiness of Dr. Dressler and Mr. Johnny Holden. Interest is paid monthly, there are no monthly payments required. The balance of this LOC was $4,999,162.67 and $4,749,162.67 December 31,2020 and 2021, respectively.

In December 2019, the Company entered into a Line of Credit for $7,500,000.00 with an interest rate of 2% maturing in December 2022. This LOC is secured by a bank account owned by Dr. Dressler. Interest is paid monthly, there are no monthly payments required. The balance of this LOC was $3,393,000.00 and $7,500,000.00 December 31,2020 and 2021, respectively.

In February 2017, the Company entered into a Line of Credit for $1,000,000.00 with an interest rate of 16% annum with no maturity. This LOC is not secured. There are no monthly payments required. The balance of this LOC was $1,494,558.90 and $1,646,558.90 December 31,2020 and 2021, respectively.

Loans –

In May 2019, the Company entered into a loan agreement for $500,000.00 with an interest rate of 8% compounded quarterly and no maturity date. This loan is not secured. No monthly payments are required. The balance of this loan was $556,876.71 and $596,876.71 as of December 31, 2020, and 2021, respectively.

In April 2019, the Company entered into a loan agreement for $1,600,000.00 with an interest rate of 8% compounded quarterly and a maturity date of April 2021. This loan is not secured. No monthly payments are required. The balance of this loan was $1,830,390.75 and $1,981,273,69 as of December 31,2020 and 2021, respectively.

In May 2020, the Company entered into a loan agreement for $149,900.00 with an interest rate of 3% and maturity has been suspended by the government. This loan is not secured. Monthly payments of $731 are required but suspended. The balance of this loan was $149,900.00 and $149,169.33 as of December 31, 2020, and 2021, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	15,989,919
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share, of which 2,500,000 shares are hereby designated "Non-Voting Common Stock". The Non-Voting Common Stock and the Voting Common Stock shall be referred to collectively, as the "Common Stock." 4,794,305 shares were issued as of 12/31/21.

Voting: Common stockholders are entitled to one vote per share

Dividends: The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

The Company has authorized 700,000 of preferred shares with a par value of $0.0001 per share. 672,441 shares were issued as of 5/31/2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Voting Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Voting Common Stock on the date of such event.

Redemption: The Series Seed Preferred Stock shall not be redeemable.

Conversion: Conversion Ratio - Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "Series Seed Conversion Price" shall, for each series of Series Seed Preferred Stock, initially be equal to the applicable Series Seed Original Issue Price for such series of Series Seed Preferred

Stock. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to adjustment outlined in the Certificate of Incorporation.

Termination of Conversion Rights: In the event of a Liquidation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

Fractional Shares: No fractional shares of Voting Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

Mechanics of Conversion

Notice of Conversion: In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Voting Common Stock, such holder shall (a) provide written notice to the Corporation at its principal office that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the principal office of the Corporation. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (ii) pay in cash such amount in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

Liquidation preference

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distributions or payments are made to holders of shares of Series Seed-KD Preferred Stock or holders of shares of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, an amount per share equal to the Series Seed Original Issue Price (as defined below), minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed Preference Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series

Seed Original Issue Price" shall mean $11.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 12, 2022, the date these financial statements were available to be issued.

The Company entered into an open-ended loan agreement with a related party for $200,000.00.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations during the years presented. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rhinogram

With Rhinogram–you can.


rhinogram
Comprehensive Collaborative
Texting Technology
rhinogram.

Website   Chattanooga, TN   HEALTH TECH

$2,670 raised

3 Investors	$60M Valuation
$11.47 Price per Share	$252.34 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Rhinogram is a virtual platform that connects patients with healthcare providers, removing the need for phone screening and long call times. Skip the wait — use Rhinogram instead. HIPAA-compliant and EHR-friendly, the platform uses encryption to keep patients' text messages, video interactions, and phone calls private. The compliant communication platform is currently in use by over 750 locations, across 50 different healthcare specialties. We believe Rhinogram is the category king of comprehensive collaborative texting.

Reasons to Invest

- Increase efficiency for hospital systems and individual providers: Reduce call volume by up to 70% and increase the ability to handle patient communication loads at a 6:1 patient-provider ratio.
- Booming market: Telehealth is worth a quarter trillion dollars.
- Modernize provider-patient communication: Support the development of AI and language translation on the Rhinogram platform.

OVERVIEW

Getting you back to "why" you got into healthcare

We know healthcare providers are overworked, and we're here to help. At Rhinogram, we believe that healthcare can be seamless and simple for providers. We're bringing collaborative texting front and center so you can cut down on phone call volume and get back to the work that really matters: caring for patients.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Rhinogram:

$252+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

2 days 17 hours 10 mins 53 secs


rhinogram
Madison Mills
Dr. Willson
Your Practice Name has invited you to a virtual care session. Click to join:
https://s.rhinogram.com/hj0g0rx
Dr. Willson's Rhinovideo Session with Madison Mills ended.
Madison Mills
Wow. That was so easy!
Message RhinoSecure Note
Message Madison

THE PROBLEM

Healthcare systems are backed up with high call volume

When demand for healthcare systems hits peak service, phone call volume jumps. Staff quickly become overworked and inundated with patients. This leads to staff shortages, burnout, and a declining patient experience.

THE SOLUTION

Bridging the gap between convenience and compliance

Rhinogram is an all-in-one collaborative texting platform that decreases inbound phone volume by up to 70%. The platform allows patients to opt-in for HIPAA-compliant texting rather than waiting on hold to reach their healthcare providers. This decreases call times for patients and providers, requiring 30% fewer employees.


Dr. Henson
Hi Jeff. Here are the care instructions for your procedure. Text us with any questions. Rest well!
Encrypted document link
Perfect. I will be on the couch ASAP.
Remove The Barriers Between Your Patients And Your Team
Patients can compliantly send texts or images to your existing office phone line without an app or portal
Live video consults without an app or portal
Communicate with patients through social media messages
Enable patients to contact you on your website

$1,000+
Investment
$1,000+
Invest $1,000 to receive 1% bonus shares

$5,000+
Investment
$5,000+
Invest $5,000 to receive 2% bonus shares

$10,000+
Investment
$10,000+
Invest $10,000 to receive 5% bonus shares

$25,000+
Investment
$25,000+
Invest $25,000 to receive 10% bonus shares + Access to Rhinogram's Investors Club

$50,000+
Investment
$50,000+
Invest $50,000 to receive 15% bonus shares + Access to Rhinogram's Investors Club + Invitation to In-Person 7th Annual Meeting with Executives


TIME SAVED
One Patient Request By Phone = 6 - 10 Different Patient Requests By Text
Sally Surname
Patient
Here is the picture you wanted with my aligners in.

Once the patient accepts the text message, they can communicate via SMS/MMS texting. All messages are encrypted for compliance. The patient doesn't have to download an app or create an account.

Rhinogram also has features for patients to digitally schedule appointments, sign forms, and pay for services. For healthcare specialists, Rhinogram's Customer Success Team acts as a content expert in telehealth, providing an entire library of resources to optimize your practice called RhinoUniversity.

RHINOGRAM FEATURES

- E-forms & Signatures
- HIPAA-Compliant text messaging
- Message Translation
- Live Video & Outbound Calls
- Contactless Payment
- Facebook Messgenger Integration
- Smart Routing
- Analytics Dashboard
- Message Template Library

THE MARKET

Booming market potential with telehealth ranked a quarter-trillion-dollar industry

The healthcare industry is shifting: there's a greater consumer focus. Telehealth global VC funding reached $15B in the first half of 2021, and has been dubbed a quarter trillion-dollar industry. Health executives are focused on implementing digital tools — 83% of professionals rank this as a top strategic priority.


rhinogram
83%
of professionals rank implementing digital tools as a top strategic priority.

Rhinogram is unique because it's designed with all types of healthcare systems in mind. The platform can support larger healthcare systems and single-provider practices. The platform not only provides a place for care-team to patient communication, it also allows for team-member to team-member communication for internal use.

Rhinogram's solution works across all areas of healthcare

Specialty Clinics

Primary Care

Community Health

Health Systems

Behavioral Health

OUR TRACTION

Telemedicine shortlist 2022 winner

We're proud to share that over 50 different healthcare specialties use Rhinogram, reaching 10M+ patients. We've been recognized on the 2022 Telemedicine Shortlist by Capterra and as a highflier in the Winner & Spring G2 2022 reports.



rhinogram.
50
different healthcare specialties use us
10M
patients reached by Rhinogram
2
patents issued for technology

We successfully released the features of RhinoForms and RhinoCall to better serve patients, and have 2 patents for our technology. Software reviews recognized us as Frontrunners in Telemedicine 2022.



Bee Well El Paso
PEDIATRICS
+
rhinogram. / athenahealth
CASE STUDIES
Sweetgrass Pediatrics
200K
MESSAGES
sent in 6 months
health:latch
80%
DECREASE
in patient intake time
Virtual
EXTENDED HRS
on Saturdays

WHY INVEST

Let's make healthcare communication efficient

At Rhinogram, we value quick communication. Let's trade in call wait times and voice answering machines for HIPAA-complaint SMS/MMS texting. With Rhinogram's virtual telehealth platform, we're on a mission to make healthcare efficient and accessible. Help us grow capital to increase our market penetration and develop new app enhancements including AI and language translation features.



9:35pm
My daughter's swelling hasn't gone down. Should she take some ibuprofen?
AFTER HOURS
NURSE
DOCTOR
We are blown away from the customer support at Rhinogram. It's such a powerful tool. We have only started using the platform, and it has already saved us so much time and energy.
Dr. Calderon | Physician & Founder
Calderon Medical Group

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Meet Our Team



Dr. Keith Dressler

Founder, Chairman and CEO

Dr. Dressler has 35+ yrs experience in orthodontics & entrepreneurship. He currently serves on the advisory board of the ATA. In 2000, Dr. Dressler co-founded OrthoBanc, LLC currently serving 4,000+ healthcare providers. In 2020, he successfully sold OrthoBanc to OrthoFi. In 1998, Dr. Dressler co-founded Elite Physician Services, a national healthcare patient finance company. As CEO & chairman, Dr. Dressler grew the business before it became the Citi Health Card in 2003.

Dr. Dressler works approximately 6 hours per week for his orthodontics practices and approximately 50 hours per week as CEO of Rhinogram.



Ben Bruning

Vice President of Engineering

Ben has 20+ years of experience in software development with over 10 spent in the healthcare space as both a core contributor and in leadership. He brings with him a deep knowledge of software as a service, secure and scalable platforms, service-oriented architectures, distributed computing, and event driven systems. In his free time, he enjoys spending time with his wife and two young boys and cheering on his Kentucky Wildcats!



Brendan Dagg

Vice President of Product

Brendan has over 15 years of experience delivering software solutions in a wide range of industries, including 5+ years at Rhinogram. His key focus is on relationship management and workflow efficiencies, using modern communication tools to enhance patient experience. Brendan holds a Masters Science Degree from the Technological University Dublin, Ireland. In his free time, Brendan likes to spend time with his wife and 2 children, stay active, and play sports



Daryl Weldon

VP of Sales

Daryl brings a strong healthcare background spanning 10+ years of clinical care experience coupled with 20+ years of both direct sales and sales leadership in large and small healthcare IT companies. Her key focus is on building and developing a sales team skilled in helping healthcare facilities achieve their digital health goals. Daryl has a passion for elevating the healthcare customer experience, delivering outstanding results, and extraordinary client experiences. Based in Boston, MA, Daryl, her husband, and 2 children, enjoy watching New England sports teams, playing on the beach with their Border Collie, and downhill skiing.



Alex Summer

Director of Engineering

Alex brings 14+ years experience architecting and building software systems, including 10 years with mid to early stage startups. He has participated in all major aspects of software development with experience scaling large-scale distributed systems. Alex prides himself on a customer first approach to building software with feedback driving continuous improvements. Alex holds a B.S. degree in Computer Science from the College of Charleston. In his free time, he enjoys spending time with his wife and two children, cooking, cars, and all types of DIY projects.



McKenzie Bergenback

Marketing Creative Director

McKenzie comes to Rhinogram with experience in the healthcare space from first a clinical background, then on the hospital marketing side as a designer and creative services manager. Now she is making an impact in solving healthcare's biggest issues through Rhinogram's game-changing technology. She saw first-hand what needed to change about healthcare, and is on a mission to help providers get back to "why" they got into healthcare. In her free time, she enjoys chatting about the enneagram, reading Brene Brown, painting, and a triathlon here and there.



Shanita Tolbert

Director of Customer Success

For over 18 years, Shanita has been a noteworthy leader in the Customer Relations Industry. She has mastered the ins and outs of IT support teams from EPIC to SAP. Hard work, dedication and consistency are her aims to create mutually respected business relationships. She has held a vast number of roles that contribute to her success and created significant strategies that are conducive to providing a superior customer experience. In her free time Shanita enjoys hiking, fine dining and spending time with friends and family



Wayne Clay

Controller/HR

Wayne has over 30 years in corporate management and human resources, including thirteen years with Fruit of the Loom and Dupont. The last 18 years he has found his niche as an executive in successful large-scale startups. Throughout his executive career, he has helped build organizations as diverse as Well Bred Boxer, a specialty clothing manufacturer, and Elite Physician Services, a financial services company for the medical industry.



Stanley Dressler

Board Member

Dr. Stanley Dressler has served on the Board since the Company's formation. Before joining the Board, Dr. Dressler practiced as an OBGYN for 40 years before retiring. Dr. Dressler is Board certified by the American Board of Obstetrics and Gynecology. He is a member of the American College of Obstetricians and Gynecologists, the American Association of Gynecological Laparoscopists, Gynecologic Laser Society, the American Fertility Society, the American Society of Abdominal Surgeons, American Medical Association, Chattanooga and Hamilton County Medical Society, Tennessee Medical Association, and the Chattanooga and Hamilton County OB-GYN Society. Dr. Dressler graduated from the University of Tennessee in 1954 where he went on to receive his medical degree from the University of Tennessee College of Medicine in 1958. He completed internships at Baroness Erlanger Hospital in 1959 and went on to complete residencies in from Baroness Erlanger Hospital in General Surgery and OB-GYN and a residency in General Practice from Campbell Clinic Associates. Dr. Dressler was appointed as the Chief of Staff of Parkridge Medical Center from 1989 until 1990, Chairman of the Board of Trustees Parkridge Medical Center from 1991 until 1992 and has served as the Past President Chattanooga OB-GYN Society and the Past Chief of Gynecology Parkridge Medical Center. He has also served as a University of Tennessee Associate Clinical Professor of Obstetrics and Gynecology Erlanger Hospital. Dr. Dressler pioneered Gynecological Laparoscopy in Chattanooga and is the former owner of Campbell Clinic and Hospital Chattanooga, Tennessee.



Austin Roberts

Board Member

Dr. Austin Roberts was elected by the Members on August 17, 2018. Dr. Roberts has been practicing dentistry since he obtained his license in 2011. He is passionate about creating patient experiences that help redefine the stigma that many have about dental care. He has owned his own practice since 2016 with which he has been challenging the limits of digital workflows through 3D hardware, 3D software, and communications software like Rhinogram. He is a founding member and has been on the Company's Advisory Board since the Company's inception. He has helped Chattanooga's business incubator industry by being a mentor to The Company Lab's programs. He is a 3rd generation Chattanoogan. He attended the University of Tennessee at Chattanooga for his undergraduate experience, and he attended the University of Tennessee College of Dentistry for his dental education. He is a member of the American Dental Association, the Academy of General Dentistry, and the Chattanooga Area Dental Society. He has also served on the Ooltewah Harrison Education Foundation Board of Directors since 2016.



John Holden

Board Member

Mr. John W. Holden, Jr. worked for Home Credit Co. headquartered in Charlotte, N.C. where he was promoted to manager of the Cleveland office and then to senior vice president. On April 15, 1974, he organized and opened Pioneer Credit Company, headquartered in Cleveland, TN. He successfully led Pioneer Credit into nine states and 107 branch offices throughout the Southeast with $150 million in assets and more than 400 employees. Holden is currently serving as chairman of the board of Pioneer/Mariner Group. Holden has served for more than 45 years as a director with the Boys & Girls Clubs of Cleveland. He was inducted into the Tennessee Boys & Girls Clubs Hall of Fame. In 1973, Holden served as president of Cleveland/Bradley County Chamber of Commerce. Among his other professional activities are serving three terms as president of the Tennessee Consumer Finance Association and serving actively on the board of director; past president of Georgia Industrial Loan Association, Kentucky Consumer Finance Association and Mississippi Consumer Finance Association; actively serving on the board of director for GILA, KCFA, MCFA and TCFA for many years; serving on Board Committee of Directors of American Financial Services Association; serving on board of directors of the First Citizens Bank of Cleveland and BB&T Bank; and as a past chairman of AFSA Independents Section in Washington, D.C. He currently serves on the board of directors of Choice Data/OrthoBanc; was chosen to serve on the Board for "Cleveland 100" of Cleveland/Bradley County; and serves on board of trustees for Cleveland State Community College.



Yan Kaika

Board Member

Yan Kalika, DMD, MS is a certified specialist in orthodontics and dentofacial orthopedics. He is an active member of the American Dental Association, the California Dental Association, the American Association of Orthodontics, the Pacific Coast Society of Orthodontics and the San Francisco Dental Society. Dr. Kalika graduated with honors and Phi Beta Kappa from the University of California at Berkeley in 1993, majoring in chemistry. While in Berkeley, he was in the Students Honor Society and Golden Key Honor Society. He received his dental degree from Harvard School of Dental Medicine in 1998. In addition, he completed a fellowship in Washington D.C. in the field of dental health policy. While at Harvard, Dr. Kalika served as president of the American Student Dental Association where he received a national award of excellence. He was a lecturer at the Harvard School of Dental Medicine and Harvard School of Public Health. He received honors in all clinical disciplines at Harvard School of Dental Medicine, the Soma Weiss Research Scholarship and an International Research Fellowship from Harvard Medical School. Dr. Kalika completed his orthodontic training at the University of California at San Francisco where he received a specialty certificate in orthodontics and facial orthopedics and a master's degree in oral biology. He is committed in providing quality orthodontic treatment while exceeding patients and parents' expectations.



Andrew Carruth

Finance Manager

Andrew has over 20 years in Corporate Finance, Pricing and FP&A, including 10 years with AGCO Corporation. His focus has been budgeting, forecasts, and expense variance monitoring and resolution.

Andrew also has experience in Accounts Receivable and Corporate Accounting.

Offering Summary

Company	:	Rhinogram, Inc
Corporate Address	:	6820 Lee Highway, Chattanooga, TN 37421
Offering Minimum	:	$9,990.37
Offering Maximum	:	$1,069,967.48
Minimum Investment Amount (per investor)	:	$252.34

Terms

Offering Type	:	Equity
Security Name	:	Non-Voting Common Stock
Minimum Number of Shares Offered	:	871
Maximum Number of Shares Offered	:	93,284
Price per Share	:	$11.47
Pre-Money Valuation	:	$59,997,688.92

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus (Audience Based Perk):

Selected Rhinogram investors will receive 10% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$1,000+

Tier 1

Invest $1,000 to receive 1% bonus shares

$5,000+

Tier 2

Invest $5,000 to receive 2% bonus shares

$10,000+

Tier 3

Invest $10,000 to receive 5% bonus shares

$25,000+

Tier 4

Invest $25,000 to receive 10% bonus shares + Access to Rhinogram's Investors Club

$50,000+

Tier 5

Invest $50,000 to receive 15% bonus shares + Access to Rhinogram's Investors Club + Invitation to In-Person 7th Annual Meeting with Executives

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rhinogram, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $11.47 per share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares of Non-Voting Common Stock for $1,147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcription:

Rhinogram's virtual care platform allows providers to offer virtual visits through live video consults, text based image and document exchange. Without the patient downloading an app for logging into a portal. Patients can text your practice phone line, making it convenient to access live video sessions, manage appointments, send insurance and payment information even if they don't have access to high speed Internet. Acquire new patients, deliver meaningful care before and after clinical encounters, and reduce no shows and missed appointments. Here's what the virtual patient journey looks like with Rhinogram. Mary Smith is new to the area and looking for a pediatrician for her son. She comes across ABC Pediatrics and notices their advertisement says Text us. Mary's messages flow directly into the Rhinogram Dashboard, allowing your team members to see all incoming messages and reply to them. Messages coming into Rhytogram are fully encrypted, HIPAA compliant, permanently stored, and accessible to your facility. Eliminate phone tag from your facility and communicate with your patients through the channels they prefer, offering the convenience everyone expects. The team member sends Mary new patient paperwork through a secure link she can access on her phone. Mary fills out the forms and sign all documents right from her cell phone,creating a convenient touchless experience for the patient and efficiency for team members. The team member can track the signing status of the form and receives an automated alert when the form is complete. Then the team member can store the form in the patient's library, making it easy to access. In the future, Mary would like to know whether copay will be for her son's first visit. The message comes into the frontdesk inbox in your Rhinogram account. A team member selects the message and routes itto the insurance department, allowing your insurance team to respond to Mary with her copay amount and a secure link to make the payment. The message can also be followed to ensure communication is handled. Having internal conversations amongst your staff to collaborate on patient care and administrative duties create convenience on both sides of the desk. The patient's administrative tasks are now handled before they walk through your doors. Rhinogram also allows you to implement a virtual waiting room, creating a safer environment and eliminating the need for patient registration in your office. A team member pulls up a list of appointments for the day and sends a broadcast message using Rhinogram with new check in guidelines. Mary and her son Mason arrive in the parking lot for the appointment and send a text to ABC Pediatrics. Notifying them they are ready to check in. Once your facility is ready, the team members can send a pre-written template to send to Mary, letting her know they can come in. This saves your team member time and streamlines your workflow. Creating a virtual waiting room also enables your facility to offer hands free check in and checkout procedures through text messaging and secure payment links. After Mason's appointment, the nurse sends a text to follow up with Mary on Mason's new prescription. Mary responds and is concerned about a rash on Mason's neck. The nurse is able to easily coordinate a live video call for a time that works for both the practice and the patient. The nurse is ready to begin the live video call and click Meet Now. This opens the video session within Rhinogram and sends a text message from the practice phone number to the patient with a unique secure link to join. The nurse is able to continue working in Rhinogram and their web browser until they are notified the patient has joined. When the patient clicks the link, they are taken directly into their mobile web browser and can now join the video session without having to download an app or login to a portal. The nurse decides to get the doctor involved to take a closer look at Mason's rash. The nurse mentions the doctor in the patient thread without having to jump out of the conversation. The doctor receives the notification and is taken directly into the patient thread to click the link to join the video.Each session can include the Rhinogram member and two participants, so a caregiver or another team member is able to join along with the patient. The doctor joins the live video, sees Mason, and decides to prescribe a medication to help with his allergic reaction, resulting in a relieved parent and a happy child. All within minutes, all video session activity is logged within the conversation record and in the audit log. Keeping your practice HIPAA Compliant give your patients multiple convenient ways to reach you by meeting them where they live. Connect through your Facebook business page and a customized web form on your website, routing all messages into Rhinogram and eliminating the need for web chat services. Rhinogram guides your patients through their health journey virtually or in person. See measurable improvements in efficiency and revenue for your practice, acquire new patients, keep your current one satisfied, and increase office efficiency. Ready to learn more about Rhinogram? Text us at 423-800-7644 or email hello@rhinogram.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:24 PM 04/29/2022
FILED 01:24 PM 04/29/2022
SR 20221698672 - File Number 6769545

CERTIFICATE OF INCORPORATION
OF
RHINOGRAM INC.

The undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, does make, file, and record this Certificate of Incorporation (this "**Certificate**"), and does hereby certify as follows:

FIRST: The name of this corporation is Rhinogram Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware DGCL (the "**DGCL**") as it now exists or may hereafter be amended and supplemented.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,700,000 shares of which (i) 10,000,000 shall be shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 700,000 shall be shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. VOTING COMMON STOCK

1. General. 7,500,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Voting Common Stock**". The voting, dividend and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B. NON-VOTING COMMON STOCK

1. General. 2,500,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Non-Voting Common Stock**". The Non-Voting Common Stock and the Voting Common Stock shall be referred to collectively, as the "**Common Stock**." The voting, dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Non-Voting. The holders of the Non-Voting Common Stock are not entitled to vote the Non-Voting Common Stock at any meeting of stockholders (and written actions in lieu of meetings). The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

C. PREFERRED STOCK

672,442 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations and 250 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-KD Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations and, provided further, that, except as specifically set forth herein to the contrary, the Series Seed Preferred Stock and the Series Seed-KD Stock will vote together as a single class on an as-converted basis and not as a separate class. Unless otherwise indicated, references to "sections" or "subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless and until (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Series Seed Preferred Stock or the Series Seed-KD Preferred Stock then outstanding shall have received dividends in an amount equal to the Series Seed Preference Amount (defined below) on each outstanding share of Series Seed Preferred Stock and the Series Seed-KD Preference Amount (defined below) on each outstanding share of Series Seed-KD Preferred Stock.

2. Liquidation Provisions.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distributions or payments are made to holders of shares of Series Seed-KD Preferred Stock or holders of shares of Common Stock, the holders of shares of Series Seed

Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, an amount per share equal to the Series Seed Original Issue Price (as defined below), minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Preference Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Original Issue Price**" shall mean $11.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2.2 Preferential Payments to Holders of Series Seed-KD Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distributions or payments are made to holders of shares of Common Stock, but after distributions have been made to holders of shares of Series Seed Preferred Stock in the Series Seed Preference Amount, the holders of shares of Series Seed-KD Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed-KD Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, an amount per share equal to the Series Seed-KD Original Issue Price, minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed-KD Preference Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-KD Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series Seed-KD Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed-KD Original Issue Price**" shall mean $1,000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. Upon the payment of the Series Seed-KD Preference Amount in full, the Series Seed-KD Stock shall be deemed to be automatically redeemed by the Corporation with no further action required by the Corporation.

2.3 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Series Seed Preference Amount and Series Seed-KD Preference Amount required to be paid to the holders of shares of Series Seed Preferred Stock and Series Seed-KD Preferred Stock, respectively, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock and Series Seed-KD Preferred Stock pursuant to Subsection 2.1 and Subsection 2.2, or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series Seed Preferred Stock and Common Stock, pro rata, based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Voting Common Stock on a one-for-one basis immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsection 2.1 and Subsection 2.3 is hereinafter referred to as the "**Series Seed Liquidation Amount**." The aggregate amount which a holder of a share of Series Seed-KD Preferred Stock is entitled to receive under Subsection 2.2 and Subsection 2.3 is hereinafter referred to as the "**Series Seed-KD Liquidation Amount**", together with the Series Seed Liquidation Amount, the "**Liquidation Amount**".

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of more than fifty-one percent (51%) of the outstanding shares of Voting Common Stock and Series Seed Preferred Stock, voting as a single class (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least thirty (30) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, and 2.3.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount. Prior to the distribution provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.4.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.4.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

3.2 Election of Directors. Dr. Keith Dressler shall be entitled to elect three (3) directors of the Corporation (the "**KD Directors**"); the holders of record of a majority of the shares of Voting Common Stock and Series Seed Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect up to four (4) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Voting Common Stock and the Series Seed Preferred Stock, together, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Voting Common Stock and Series Seed Preferred Stock, together, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Bylaws of the Corporation or this Certificate) the written consent or affirmative vote of the Requisite Holders holding a majority of the Voting Common Stock and Series Seed Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 Merging the Corporation with another corporation, limited liability company, limited partnership, general partnership or other Person;

3.3.2 Selling, exchanging or otherwise disposing of all, or substantially all, of the Corporation's assets occurring as part of a single transaction or plan, or in multiple transactions over a six (6) month period, except in the orderly liquidation and winding up of the business of the Corporation upon its duly authorized dissolution;

3.3.3 Dissolving or liquidating the Corporation;

3.3.4 Filing a voluntary petition or otherwise initiating proceedings to have the Corporation adjudicated bankrupt or insolvent, or consenting to the institution of bankruptcy or insolvency proceedings against the Corporation, or filing a petition seeking or consenting to reorganization or relief of the Corporation as debtor under any applicable federal or state law relating to bankruptcy, insolvency, or other relief for debtors with respect to the Corporation; or seeking or consenting to the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Corporation or all or any substantial part of the properties and assets of the Corporation, or making any general assignment for the benefit of creditors of the Corporation, or admitting in writing the inability of the Corporation to pay its debts generally as they become due or declare or effect a moratorium on the Corporation debt, or taking any action in furtherance of any of the foregoing actions;

3.3.5 Confessing a material judgment against the Corporation, settling or adjusting any material claims against the Corporation, or commencing, defending or discontinuing any significant legal actions or proceedings involving the Corporation;

3.3.6 Any matter resulting in an economic benefit to stockholders or any of their affiliates that is not *pari passu* with all other stockholders;

3.3.7 Lending funds belonging to the Corporation to any person, including, without limitation, any director, stockholder, or officer, or their affiliates, or any third party;

3.3.8 Incurring any indebtedness on behalf of the Corporation outside of the normal course of business, in excess of $100,000 or in connection with any bridge loan transaction, obligating the Corporation or another stockholder as a surety, guarantor, or accommodation party to any obligation, or granting any lien or encumbrance on any Corporation assets; or

3.3.9 Extending credit on behalf of the Corporation to any person other than in the ordinary course of business and on terms and conditions customary in the industry.

3.3.10 Amending, altering or repealing any provision of this Certificate or Bylaws of the Corporation;

3.3.11 Declaring or paying any dividend on any class of stock;

3.3.12 Redeeming or repurchasing any shares of Voting Common Stock or Series Seed Preferred Stock except for purchases at cost upon termination of services or the exercise by the Corporation of contractual rights of first refusal over such shares and except as provided in Subsection 2.2;

3.3.13 Altering or changing the rights, preferences or privileges of the Series Seed Preferred Stock in any adverse manner;

3.3.14 Increasing or decreasing the total number of authorized shares of Series Seed Preferred Stock or Voting Common Stock or issue any shares of Voting Common Stock;

3.3.15 Authorizing or issuing any equity security (including any other security convertible into, or exercisable or exchangeable for, any such equity security) having rights, preferences or privileges senior to or on parity with, the Series Seed Preferred Stock; or

3.3.16 Increasing or decreasing the authorized number of directors constituting the Board.

4. Optional Conversion.

The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall, for each series of Series Seed Preferred Stock, initially be equal to the applicable Series Seed Original Issue Price for such series of Series Seed Preferred Stock. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a Liquidation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Voting Common Stock, such holder shall (a) provide written notice to the Corporation at its principal office that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the principal office of the Corporation. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Voting Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Voting Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Voting Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Voting Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Voting Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Voting Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Voting Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Voting Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Voting Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Voting Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Voting Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Voting Common Stock entitled to receive, a dividend or other distribution payable on the Voting Common Stock in additional shares of Voting Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Voting Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Voting Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Voting Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Voting Common Stock in a number equal to the number of shares of Voting Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Voting Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Voting Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Voting Common Stock in respect of outstanding shares of Voting Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Voting Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Voting Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Voting Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Voting Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Voting Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.9 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Voting Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Voting Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Voting Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, on a reputable international stock exchange, resulting in at least $150,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation, and at a price per share of at least two (2) times the Series Seed Original Issue Price, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board, including the approval of the KD Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the

Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redemption. The Series Seed Preferred Stock shall not be redeemable.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

TENTH: Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Twelfth will only be prospective and will not affect the rights under this Article Twelfth in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Twelfth.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: The effective date of this filing is April 30, 2022.

FIFTEENTH: The name and mailing address of the incorporator of the Corporation is E. Mattias Jannerbo, Miller & Martin PLLC, 832 Georgia Avenue, Suite 1200, Chattanooga, Tennessee 37402-2289.

[Signature on Following Page]

IN WITNESS WHEREOF, the undersigned hereby executes this Certificate of Incorporation on this 29th day of April, 2022.

E. Mattias Jannerbo, Incorporator